Exemption # 82-34899

REPORT OF ACQUISITION

SECTION 111 OF THE *SECUR*[redacted]A)
SECTION 176 OF THE [redacted]
SECTION 101 OF THE S
SUBSECTION 110 OF THE *SECU* ... VAN)
SUBSCTION 92 OF THE S
SECTION 147.11 AND 117.12 C ... C)

06018779

SEC MAIL RECEIVED PROCESSING SECTION
NOV 2 1 2006
WASH, D.C. 210

SUPPL

1. *Name and address of the offeror:*

ARC Energy Venture Fund 4 ("*ARC Fund 4*")
4300, 400 - 3rd Avenue S.W.
Calgary, Alberta, T2P 4H2

2. *Name of reporting issuer:*

Rockyview Energy Inc. ("*Rockyview*")

3. *Designation and Number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:*

On November 2, 2006, ARC Fund 4 acquired 72,400 common shares ("*Common Shares*") in the capital of Rockyview through market purchases on the Toronto Stock Exchange representing approximately 0.37% of the outstanding Common Shares.

4. *Designation and Number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:*

ARC Fund 4 now exercises control or direction over an aggregate of 2,349,500 Common Shares, representing approximately 12.1% of the current outstanding Common Shares.

5. *Designation and Number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to above over which:*

   (i) *the offeror, either alone or together with any joint actors, has ownership and control:*

   ARC Fund 4 now exercises control and direction over 2,349,500 Common Shares, representing approximately 12.1% of the current outstanding Common Shares.

   (ii) *the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:*

   N/A

   (iii) *the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

   N/A

PROCESSED
NOV 29 2006
THOMSON FINANCIAL

6. *The name of the market in which the transaction or occurrence that gave rise to the news release took place:*

Toronto Stock Exchange.

7. *The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

The securities have been acquired for investment purposes.

8. *General Nature and material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

None

9. *Names of any joint actors in connection with the disclosure required by Appendix E of National Instrument 62-103:*

None

10. *In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:*

N/A

11. *If applicable, a description of any change in any material fact set out in a previous report by the offeror under the early warning requirements:*

None.

DATED at Calgary, Alberta as of the 2nd day of November, 2006.

ARC ENERGY VENTURE FUND 4, by its manager, ARC Equity Management (Fund 4) Ltd.

By: *"Paul J. Beitel"*

Name: Paul J. Beitel
Title: Senior Vice-President

Exemption # 82-34899

PRESS RELEASE

November 2, 2006

Re: ARC Energy Venture Fund 4's Holdings in Rockyview Energy Inc.

ARC Energy Venture Fund 4 of Calgary, Alberta announced that it has acquired 72,400 common shares of Rockyview Energy Inc. through purchases on the Toronto Stock Exchange representing approximately 0.37% of the current outstanding Rockyview common shares. As a result, ARC Energy Venture Fund 4 exercises control or direction over an aggregate of 2,349,500 common shares of Rockyview, representing approximately 12% of the current outstanding Rockyview common shares.

ARC Energy Venture Fund 4 is an investment fund specializing in the energy sector and which is managed by ARC Equity Management (Fund 4) Ltd., part of the ARC Financial Group of companies. Although ARC Energy Venture Fund 4 may make further purchases of common shares of Rockyview on the Toronto Stock Exchange or through private purchases, such purchases will be made for investment purposes.

This press release has been issued in order to comply with applicable securities legislation.

For further information or a copy of the securities report contact:

Lauchlan Currie
President
ARC Equity Management (Fund 4) Ltd.
4300, 400 – 3rd Avenue S.W., Calgary, Alberta
Telephone: 403-292-0680
Fax: 403-292-0579

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Alan MacDonald, Vice President, Finance, Chief Financial Officer and Corporate Secretary of Rockyview Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rockyview Energy Inc., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 8, 2006

Alan MacDonald
Vice President, Finance, Chief Financial Officer
and Corporate Secretary
Rockyview Energy Inc.

Exemption # 82-34899

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Steven Cloutier, President and Chief Executive Officer of Rockyview Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rockyview Energy Inc., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 8, 2006

Steven Cloutier
President and Chief Executive Officer
Rockyview Energy Inc.

Rockyview Energy

Exemption # 82-34899

Q3 2006

FOR THE NINE MONTHS
ENDED SEPTEMBER 30, 2006

▶ ▶ TSX: RVE

PRESIDENT'S MESSAGE

Rockyview Energy Inc. ("Rockyview" or the "Company") is pleased to present its operating and financial results for the three and nine months ended September 30, 2006.

HIGHLIGHTS

As a result of its drilling, compression and tie-in activities to the end of the third quarter of 2006, Rockyview added in excess of 4.7 million cubic feet ("mmcf") or 794 barrels of oil equivalent ("boe") per day of production by the end of the third quarter, with another 425 boe per day tested and awaiting tie-in. Entering the fourth quarter, production stood at approximately 2,800 boe per day, of which 96% comprised natural gas. This represented an increase of over 30% from second quarter average production. Specifically these increases came from the following core areas:

Central Alberta

- Installed 2,600 horsepower of compression facilities and tied-in 29 (25 net) wells, resulting in net incremental volumes of 3.6 mmcf (600 boe) per day.
- Successfully completed a 100% working interest natural gas well in Central Alberta, resulting in a new discovery that has demonstrated a production capability of 2.1 mmcf (350 boe) per day.

Western Alberta

- Successfully tied-in a 62.5% working interest Jurassic gas well at Thunder that is currently producing 700 thousand cubic feet ("mcf") per day, and showed up-hole potential in the Mannville formation. Net production to Rockyview is 437 mcf (73 boe) per day.

Peace River Arch

- Successfully drilled and tied-in a 28% working interest Triassic gas well in the Peace River Arch, resulting in a new natural gas discovery with initial production of 2.6 mmcf per day. Net production to Rockyview was 728 mcf (121 boe) per day.
- Successfully completed two Triassic oil wells (50% and 20% working interests) that have tested at gross rates of 100 boe/d and 130 boe/d, respectively. This new pool discovery has numerous potential development locations.

Drilling Inventory & Farm-Outs

- Identified in excess of 100 (71 net) drilling locations on its lands, providing a 2-3 year drilling inventory. In addition, Rockyview has up to 50 (35 net) drilling locations for Horseshoe Canyon CBM on freehold lands, as well as 55 net undeveloped sections prospective for Upper Mannville CBM locations.
- Entered into farm-out agreements with industry partners that will see a minimum of 5 wells drilled on non-strategic lands.

CENTRAL ALBERTA

Compression

Rockyview commissioned two compressors in its Central Alberta core area during the third quarter. These projects were undertaken as part of a significant Horseshoe Canyon coalbed methane ("CBM") drilling program in late 2005 that saw the Company drill a total of 39 CBM wells. All wells drilled in 2005 and 2006 have now been put on production.

At Wood River, Rockyview has completed the construction and installation of a 1,500 horsepower (50% working interest) electrically-powered compressor and dehydration station at 10-30-42-23W4. The installation of the 10-30 facility not only has helped to optimize production from existing wells that were producing against higher line pressures, but also reduced the load on other compressors at Wood River, thereby providing incremental capacity to accommodate Rockyview's future plans to drill in excess of 30 shallow CBM wells. Rockyview has also increased its midstream business at Wood River, processing an additional 2.0 mmcf per day of third party gas through its facilities.

At Bittern, the Company completed the construction and installation of a 1,100 horsepower (100% working interest) electrically-powered compressor and de-hydration station at 4-10-46-22W4. Seventeen wells were tied-in to the facility, producing approximately 2.8 mmcf per day. Further development and extension of the field is expected in 2007.

Rockyview now has sufficient capacity to enable it to execute future Horseshoe Canyon CBM programs at significantly reduced capital costs, given that the infrastructure already exists.

Natural Gas Discovery

Rockyview successfully completed a 100% interest dual zone New Pool Wildcat at Watelet, in Central Alberta. The well location was based on a seismically defined lower Mannville prospect and encountered natural gas in both the Ellerslie and Glauconitic zones.

The Glauconitic was flow-tested for 120 hours at an average rate of 1.0 mmcf per day at a final flowing wellhead pressure of 7,569 kPa. The sand face absolute open flow ("AOF") potential for this zone was 2.4 mmcf per day. A total of 5.0 mmcf of gas was withdrawn from the reservoir without showing evidence of depletion. A high permeability, high porosity reservoir with 2.4 metres of net pay was indicated.

The Ellerslie was flow-tested for a 48-hour period at a restricted rate of 1.1 mmcf per day at a final flowing wellhead pressure of 6,590 kPa. The sand face AOF for this zone was 3.3 mmcf per day. Analysis of the well test showed no depletion and the presence of a high permeability reservoir. Net pay is estimated at 1.5 metres in this zone.

Combined volumetric reserves for these zones are estimated by management to be approximately 3 billion cubic feet ("bcf") per section. Rockyview has secured transportation and processing into a third-party system and is negotiating the capacity to be made available.

The Company has also acquired additional seismic data in the area and has identified two additional locations.

WESTERN ALBERTA

At Thunder, in the Western Alberta core area, Rockyview successfully completed a 62.5% interest well for 3 meters of Nordegg sweet gas pay. The location was based on a recently completed 3-dimensional seismic program. Well test analysis indicates permeability in excess of 200 millidarcies, no pressure depletion, and no apparent reservoir boundaries. The well was tied-in, and is currently producing 700 mcf per day with no water. Volumetric reserves are estimated by management to be approximately 2 bcf per section. Additional net pay is also indicated on logs in the Mannville formation. Net production to Rockyview is 437 mcf (73 boe) per day. Based on the 3-D seismic data and the results of this well, potential for a multi-well follow-up drilling program on high-interest Rockyview lands has been confirmed.

Rockyview also completed its drilling commitment pursuant to a farm-in on 36,000 net acres in the Thunder area (news release January 19, 2006). To date in total, the Company has drilled four (1.65 net) wells and earned 8 (5.0 net) sections of land. All wells are in various stages of completion.

PEACE RIVER ARCH

In the Peace River Arch, the Company successfully participated in the drilling and tie-in of a 28% interest Triassic gas well, resulting in a new natural gas discovery that produced initially at a restricted rate of 2.6 mmcf per day. The well encountered 4 metres of sweet gas pay and flowed at 6.4 mmcf per day at a pressure of 4,800 kPa upon perforation. Initial pressure and flow data indicate no depletion and a high permeability reservoir. Additional follow-up locations are being evaluated. Current gross production is approximately 1.0 mmcf per day.

The Company also successfully completed two Triassic oil wells (50% and 20% working interests), resulting in a new pool discovery with infill and step-out potential. These wells flowed oil with associated gas at combined rates of approximately 100 boe/d and 130 boe/d, respectively. Tie-in work has commenced and ultimate production rates and on-stream dates will depend on facility modifications.

DRILLING INVENTORY & FARM-OUTS

Rockyview estimates that it has a current drilling inventory of more than 150 wells, targeting multiple horizons which will be drilled over the next 2-3 years. In addition, the Company has entered into several farm-out agreements with industry partners that will see a minimum of 5 wells with continuing options for an additional 12 wells to be drilled on non-strategic lands, at no expense to Rockyview.

Steve Cloutier
President & Chief Executive Officer

FINANCIAL REVIEW & OPERATING HIGHLIGHTS

	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period [1] ended Sept. 30, 2005
FINANCIAL ($)				
Revenue before royalties	**7,681,428**	**23,259,407**	5,711,873	6,202,088
Net income (loss)	**(1,157,630)**	**(1,009,939)**	742,413	711,076
Per share - basic and diluted	**(0.06)**	**(0.05)**	0.06	0.10
Funds flow from operations	**3,432,373**	**10,638,818**	3,225,343	3,436,476
Per share - basic	**0.18**	**0.55**	0.27	0.48
Per share - diluted	**0.18**	**0.54**	0.27	0.48
Total assets		**160,881,471**		55,550,814
Working capital (deficiency)		**(2,595,030)**		7,799,898
Bank loan		**37,000,000**		-
Capital asset acquisitions, net of dispositions	**-**	**67,279,786**	-	39,864,559
Capital expenditures	**11,884,194**	**32,017,805**	2,204,072	2,230,393
Market				
Shares outstanding				
End of period	**19,494,378**	**19,494,378**	12,068,699	12,068,699
Weighted average - basic	**19,494,378**	**19,193,020**	12,068,699	7,086,852
Weighted average - diluted	**19,494,378**	**19,569,612**	12,152,698	7,170,851
OPERATIONS				
Average daily production				
Natural gas (mcf/d)	**12,775**	**11,529**	5,719	5,734
Light crude oil (bbl/d)	**48**	**56**	42	42
NGLs (bbl/d)	**68**	**66**	34	35
Total (boe/d)	**2,245**	**2,044**	1,029	1,032
Average wellhead prices				
Natural gas ($/mcf)	**5.84**	**6.58**	9.62	9.37
Light crude oil ($/bbl)	**63.65**	**62.79**	68.12	67.96
NGLs ($/bbl)	**60.82**	**60.13**	58.78	58.21
Average ($/boe)	**36.43**	**40.80**	58.15	56.78
Operating netback ($/boe)	**19.94**	**23.45**	40.21	39.09

[1] Period from June 21 to September 30, 2005.

MANAGEMENT'S DISCUSSION & ANALYSIS

This management, discussion and analysis ("MD&A") for Rockyview Energy Inc. ("Rockyview" or the "Company") was prepared as of November 3, 2006 and should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2006 and the December 31, 2005 audited annual financial statements and related note disclosures. The December 31, 2005 audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Basis of Presentation *– The Company commenced operations on June 21, 2005 following a Plan of Arrangement. Accordingly, the comparatives reflect operations for the quarter ended September 30, 2005, and the 102 day period from June 21 to September 30, 2005.*

Non-GAAP Measurements *– The MD&A contains the term "funds flow from operations", which should not be considered an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of funds flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and funds flow from operations can be found in the statement of cash flows in the unaudited consolidated financial statements. The Company also presents funds flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating and transportation expenses.*

BOE Presentation *– The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.*

Forward-Looking Statements *– Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserves estimates, and estimates of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.*

PRODUCTION

The following is a summary of daily production for the periods indicated:

	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Period from June 21, to June 30, 2005
Crude oil (bbl/d)	**48**	62	58	46	42	43
NGLs (bbl/d)	**68**	67	63	25	34	40
Natural gas (mcf/d)	**12,775**	11,761	10,022	5,682	5,719	5,874
Total (boe/d)	**2,245**	2,089	1,791	1,018	1,029	1,061
Production split						
Crude oil and NGLs	**5%**	6%	7%	7%	7%	8%
Natural gas	**95%**	94%	93%	93%	93%	92%

On January 11, 2006, the Company closed the acquisition of Espoir Exploration Corp. ("Espoir") and has included its operating results from that date. The Espoir acquisition added approximately 935 boe/d of production at closing.

During the third quarter, the Company commissioned two compressors in its Central Alberta core area. These projects were undertaken as part of a significant Horseshoe Canyon CBM (coalbed methane) drilling program in late 2005 that saw Rockyview drill a total 39 CBM wells. At Wood River, Rockyview completed the construction and installation of a 1,500 horsepower electrically powered compressor and dehydration station. The installation of this compression optimizes production from existing wells, while reducing the load factors on compressors at Wood River. At Bittern, the Company completed the construction and

installation of a 1,100 horsepower electrically powered compressor and dehydration station. Seventeen wells were tied in to the facility by the end of the third quarter, increasing production by approximately 2,800 mcf per day.

Production for the third quarter averaged 2,245 boe per day, a 7% increase from the prior quarter and a 118% increase from the same period in 2005.

The Company's production is now weighted 5% crude oil and NGLs and 95% natural gas.

COMMODITY PRICES

Average Benchmark Prices	**Three months ended Sept. 30, 2006**	**Nine months ended Sept. 30, 2006**	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Natural gas - AECO daily spot ($/mcf)	**5.64**	**7.06**	9.30	7.36
Crude oil - WTI ($US/bbl)	**70.48**	**68.35**	63.19	53.17
Crude oil - Edmonton Par ($Cdn/bbl)	**79.09**	**75.66**	79.06	65.79
Exchange rate ($US/$Cdn)	**0.8918**	**0.8840**	0.8320	0.8039
Average Realized Prices				
Natural gas - ($/mcf)	**5.84**	**6.58**	9.62	7.20
Crude oil - ($/bbl)	**63.65**	**62.79**	68.12	66.50
NGLs - ($/bbl)	**60.82**	**60.13**	58.78	53.69

One of the warmest winters on record in North America resulted in natural gas storage levels approximately 60% higher than the 5 year average. The lack of weather driven demand during the 2005/2006 winter months resulted in a lack of support for natural gas prices throughout the continent. As a result, we saw natural gas prices fall to levels not experienced since 2004. The Canadian gas prices from which Rockyview's production is indexed suffered more than the US based NYMEX gas price, as Canadian prices at AECO were subject to an ever increasing basis discount as physical demand in Alberta lagged behind that of NYMEX gas.

The average natural gas price realized during the third quarter of 2006 was 39% lower than the comparative period in 2005 and 7% lower than the previous quarter. The Company expects natural gas prices to strengthen heading into winter 2006/2007.

For the three months ended September 30, 2006, the West Texas Intermediate ("WTI") oil reference price averaged $US 70.48 (2005 – $US 68.35) and the $US/$Cdn exchange rate averaged 1.1213 ($Cdn 0.8918).

PETROLEUM AND NATURAL GAS SALES

	Three months ended Sept. 30, 2006	**Nine months ended Sept 30, 2006**	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Natural gas	**$ 6,862,056**	**$ 20,716,154**	$ 5,059,142	$ 5,481,908
Crude oil	**281,016**	**957,922**	260,118	288,562
NGLs	**381,737**	**1,086,216**	185,133	206,410
Royalty and other income	**156,619**	**499,115**	207,480	225,208
Gross oil and gas revenue	**$ 7,681,428**	**$ 23,259,407**	$ 5,711,873	$ 6,202,088
Per boe	**$ 37.19**	**$ 41.69**	$ 60.34	$ 58.92

Revenues of $7.68 million ($37.19 per boe) for the three months ended September 30, 2006 (the "quarter") were unchanged from the previous quarter of $7.62 million ($40.10 per boe). A 7% increase in production volumes was offset by a 7% decrease in average price realizations. While production volumes increased 118% from the comparable quarter last year due to the acquisition of Espoir and drilling successes, natural gas prices declined 39% over the same period, resulting in a 34% increase in revenues from the third quarter of 2005.

At September 30, 2006, the Company had no commodity hedging contracts in place. In the fourth quarter, Rockyview entered a physical natural gas commodity contract for calendar 2007 for 1,000 GJ per day at a fixed price of $Cdn 7.50 per GJ.

ROYALTIES

	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Crown royalties	$ 1,004,165	$ 3,559,970	$ 765,177	$ 827,751
Freehold royalties	128,599	337,798	153,030	168,720
Overriding royalties	187,824	701,638	164,570	181,761
Total royalties	$ 1,320,588	$ 4,599,406	$ 1,082,777	$ 1,178,232
% of oil and gas revenue	17.2%	19.8%	19.0%	19.0%
Per boe	$ 6.39	$ 8.24	$ 11.44	$ 11.19

Royalties for the third quarter of 2006 averaged 17.2% of oil and gas revenue, down from 18.5% in the previous quarter and reflects lower natural gas reference pricing and the impact of bringing on lower royalty rate shallow gas production in the quarter.

OPERATING EXPENSES

	Three months ended Sept 30, 2006	Nine months ended Sept 30, 2006	Three months ended Sept 30, 2005	Period ended Sept. 30, 2005
Operating expense	$ 2,018,128	$ 4,951,893	$ 691,089	$ 766,343
Per boe	$ 9.77	$ 8.88	$ 7.30	$ 7.28

Operating expenses totalled $2,018,128 for the third quarter of 2006, or $9.77 per boe, a 19% increase from the $8.22 per boe in the previous quarter, and a 34% increase from the same period in 2005. This is partially due to the Company being charged higher gathering, compression and processing fees from facility owners at one of the non-operated Espoir properties. During the third quarter, the Company recorded $79,500 ($0.38 per boe) of such operating costs relating to prior periods. Rockyview expects to generate its own processing and compression fee income from third party users, following the commissioning of new compression facilities at the end of the third quarter.

TRANSPORTATION COSTS

	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Transportation expense	$ 223,511	$ 627,439	$ 131,210	$ 143,291
Per boe	$ 1.08	$ 1.12	$ 1.39	$ 1.36

Transportation costs for the quarter ended September 30, 2006 were $223,511 or $1.08 per boe, essentially unchanged from $1.03 per boe during the previous quarter and reflect lower pipeline tariffs on the former Espoir properties.

OPERATING NETBACK

($ per boe)	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Revenues	$ 37.19	$ 41.69	$ 60.34	$ 58.92
Royalties	(6.39)	(8.24)	(11.44)	(11.19)
Operating expense	(9.77)	(8.88)	(7.30)	(7.28)
Transportation	(1.08)	(1.12)	(1.39)	(1.36)
Operating netback	$ 19.95	$ 23.45	$ 40.21	$ 39.09

The operating netback for the third quarter of 2006 was $19.95, 15% lower than the previous quarter, and 50% lower than the comparative period in 2005. The lower netback reflected the decrease in natural gas prices.

The operating netback by product is as follows:

Conventional natural gas ($ per mcf)	**Three months ended Sept. 30, 2006**	**Nine months ended Sept. 30, 2006**	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Revenues	**$ 5.97**	**$ 6.73**	$ 9.63	$ 9.38
Royalties	**(1.02)**	**(1.41)**	(1.95)	(1.91)
Operating expense	**(1.89)**	**(1.67)**	(1.22)	(1.23)
Transportation	**(0.19)**	**(0.20)**	(0.25)	(0.24)
Operating netback	**$ 2.87**	**$ 3.45**	$ 6.21	$ 6.00

Coal bed methane gas ($ per mcf)	**Three months ended Sept. 30, 2006**	**Nine months ended Sept. 30, 2006**	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Revenues	**$ 5.45**	**$ 5.95**	$ 9.54	$ 9.32
Royalties	**(0.99)**	**(0.99)**	(1.78)	(1.73)
Operating expense	**(0.97)**	**(0.77)**	(0.72)	(0.72)
Transportation	**(0.19)**	**(0.19)**	(0.25)	(0.25)
Operating netback	**$ 3.30**	**$ 4.00**	$ 6.79	$ 6.62

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended Sept. 30, 2006	**Nine months ended Sept. 30, 2006**	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
General and administrative - gross	**$ 1,078,177**	**$ 3,545,942**	$ 526,446	$ 588,936
Capital and operating recoveries	**(397,925)**	**(1,092,430)**	(117,946)	(117,946)
Capitalized	**(258,151)**	**(856,369)**	(108,937)	(108,937)
General and administrative - net	**$ 422,101**	**$ 1,597,143**	$ 299,563	$ 362,053
Per boe	**$ 2.04**	**$ 2.86**	$ 3.16	$ 3.44

Gross general and administrative expenses for the three months ended September 30, 2006 totalled $1,078,177, 105% higher than the same period in the previous year, and reflected the hiring of additional staff following the Espoir acquisition and higher compensation costs. The Company capitalized $258,151 of general and administrative costs associated with its exploration and development program during the third quarter, reflecting an increasing focus on new conventional exploration and development projects.

INTEREST EXPENSE

	Three months ended Sept. 30, 2006	**Nine months ended Sept. 30, 2006**	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Interest expense	**$ 456,729**	**$ 1,025,314**	$ –	$ –
Per boe	**$ 2.21**	**$ 1.84**	$ –	$ –

Prior to the acquisition of Espoir in January 2006, the Company had not drawn on its bank line. The acquisition of Espoir was partially financed with $8.32 million in cash and the assumption of debt and working capital deficiency totalling $12.73 million. The balance of the bank loan at September 30, 2006 was $37.00 million.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense and is recorded in the income statement over the vesting period of the options.

	Three months ended Sept. 30, 2006	**Nine months ended Sept. 30, 2006**	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Compensation expense	**$256,981**	**$694,760**	$136,413	$151,240
Per boe	**$1.24**	**$1.25**	$1.44	$1.44

For the quarter ended September 30, 2006, the Company had stock-based compensation of $256,981, or $1.24 per boe, versus $225,299, or $1.19 per boe in the previous quarter, the increase reflects stock options granted to a new employee during the quarter. The amount remaining for future recognition over the vesting period of the options is $2,251,750.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended Sept. 30, 2006	**Nine months ended Sept 30, 2006**	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Depletion and depreciation	**$ 4,751,101**	**$ 12,537,318**	$ 2,127,204	$ 2,397,030
Accretion	**43,477**	**122,684**	16,210	17,956
	$ 4,794,578	**$ 12,660,002**	$ 2,143,414	$ 2,414,986

Depletion and depreciation for the quarter amounted to $4,751,101 ($23.00 per boe), compared to $21.99 per boe in the previous quarter and reflected the cost associated with the Espoir acquisition. The accretion of the asset retirement obligation for the quarter totalled $43,477 ($0.21 per boe), versus $0.22 per boe in the previous quarter.

INCOME TAXES

The future income tax liability of $9.28 million reflected the difference between the book value and the tax value of the Company's assets. At September 30, 2006, the Company had tax pools of approximately $105.8 million that are available to shelter future taxable income.

FUNDS FLOW AND NET INCOME

Funds flow for the quarter ended September 30, 2006 was $3,432,373 or $0.18 per share basic and diluted, versus $0.17 per share basic and diluted in the previous quarter. The funds flow for the quarter reflects lower netbacks as a result of lower AECO spot gas prices during the period, offset by higher production volumes. The net loss for the third quarter of 2006 was $1,157,630, or $0.06 per share basic and diluted.

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Company's performance since inception on a quarterly basis:

	2006			2005		
	Q3	**Q2**	**Q1**	Q4	Q3	Q2
Revenue	**$ 7,681,428**	**$ 7,623,900**	**$ 7,954,079**	$ 6,993,066	$ 5,711,873	$ 490,215
Net income/(loss)						
Per share - basic and diluted	**(0.06)**	**0.01**	**(0.01)**	0.11	0.06	(0.02)
Funds flow from operations						
Per share - basic	**0.18**	**0.17**	**0.21**	0.33	0.27	0.16
Per share - diluted	**0.18**	**0.17**	**0.20**	0.33	0.27	0.13
Total assets	**160,881,471**	**151,891,240**	**145,343,833**	63,243,557	55,550,814	50,720,768
Bank loan	**37,000,000**	**30,000,000**	**20,000,000**	–	–	–

Revenues increased commensurate with production volumes and a strong commodity price environment, until the decline in natural gas prices during the first quarter of 2006 that has continued through the second and third quarters of 2006. The increase in revenues in the first quarter of 2006 was due to the production volumes added from the Espoir acquisition. Funds flow from operations steadily increased until the decline in natural gas prices in 2006.

CAPITAL EXPENDITURES

Drilling Activity	2006						2005	
	Q3		Q2		Q1		Q3	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Conventional gas	3.0	0.7	12.0	11.0	1.0	0.6	–	–
CBM	–	–	6.0	4.2	6.0	3.5	10.0	6.1
Dry and abandoned	–	–	–	–	–	–	–	–
Total	3.0	0.7	18.0	15.2	7.0	4.1	10.0	6.1
Success rate		100%		100%		100%		100%

In the third quarter of 2006, the Company drilled 3 (0.7 net) gas wells. At Thunder, the Company drilled and cased 2 (0.45 net) gas wells pursuant to a farm-in and drilled and tied-in a Gething gas well (0.28) in the Peace River Arch. This well was producing 700 mcf per day net to Rockyview when placed on production in September. The Thunder wells will be tested for production rates in the fourth quarter of 2006.

The Company's main focus during the third quarter concentrated on installing 2,600 horsepower of compression at Bittern and Wood River, and equipping and placing on production the 55 (39 net) wells drilled in 2005. The additional compression was commissioned in September and resulted in incremental net volumes of 3,600 mcf per day. Rockyview now has sufficient capacity to enable it to execute future Horseshoe Canyon CBM programs at significantly reduced capital costs, given that the infrastructure already exists.

	Three months ended Sept. 30, 2006	**Nine months ended Sept. 30, 2006**	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Corporate acquisition	$ –	$ 67,279,786	$ –	$ –
Property acquisitions	–	–	–	39,864,559
Property dispositions	–	(2,031,222)	–	–
Land and lease	466,585	2,952,624	160,252	171,470
Geological and geophysical	95,598	236,367	42,402	42,402
Drilling and completions	3,330,348	12,077,749	1,224,547	1,224,547
Equipment and facilities	7,725,521	15,832,966	452,330	467,433
Capitalized administrative	258,151	856,369	108,937	108,937
Office	7,991	61,730	215,604	215,604
Net capital expenditures	$ 11,884,194	$ 97,266,369	$ 2,204,072	$ 42,094,952

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2006, the Company had drawn $37.0 million on its $46.0 million credit facilities. At October 31, 2006, bank indebtedness stood at $38.5 million.

Rockyview will typically utilize three sources of funding to finance its capital expenditure program: internally generated funds flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On November 3, 2006, there were 19,494,378 common shares outstanding, 892,272 outstanding warrants and 1,874,835 stock options with an average exercise price of $5.34 per share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has contractual obligations in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Rockyview leases office space through an arrangement deemed to be an operating lease for accounting purposes. As such, the Company is not required to record its lease obligation as a liability, nor does it record lease obligations as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements or guarantees.

BUSINESS RISKS

No changes have been made to the Business Risks as stated in Rockyview's annual report.

CRITICAL ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Rockyview's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. Rockyview attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal control systems; and comparing past estimates to actual results.

The Company's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects in progress;
- Estimated fair value of Espoir acquisition, including petroleum and natural gas properties;
- Estimated fair value of asset retirement obligation including estimates of future costs and the timing of costs.

OUTLOOK

The decline in natural gas prices will result in lower than projected cash flow for the Company in 2006. The deferral of drilling projects pending a sustained recovery of natural gas prices represents prudent management of the Company's financial resources.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website www.rockyviewenergy.com.

CONSOLIDATED BALANCE SHEET

(unaudited)

	September 30, 2006	December 31, 2005
ASSETS		
Current assets		
Cash	$ 1,526,239	$ 5,948,526
Accounts receivable	9,044,451	4,990,016
Other current assets	1,597,937	530,490
	12,168,626	11,469,032
Goodwill (note 3)	11,193,868	–
Future income taxes	–	2,961,870
Property, plant and equipment (note 4)	137,518,977	48,812,655
	$ 160,881,471	$ 63,243,557
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 14,763,656	$ 10,519,389
Long-term debt (note 8)	37,000,000	–
Future income taxes	9,278,659	–
Asset retirement obligations (note 5)	2,344,605	997,315
	63,386,920	11,516,704
SHAREHOLDERS' EQUITY		
Share capital (note 6)	94,882,724	48,797,413
Warrants (note 6)	571,054	573,487
Contributed surplus (note 6)	955,853	261,094
Retained earnings	1,084,920	2,094,859
	97,494,551	51,726,853
	$ 160,881,471	$ 63,243,557

see accompanying notes to financial statements

Approved by the Board of Directors

"signed"
John Howard
Director

"signed"
Steve Cloutier
Director

CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS

(unaudited)

	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
REVENUE				
Petroleum and natural gas	$ 7,681,428	$ 23,259,407	$ 5,711,873	$ 6,202,088
Royalties expense	(1,320,588)	(4,599,406)	(1,082,777)	(1,178,232)
	6,360,840	18,660,001	4,629,096	5,023,856
EXPENSES				
Operating	2,018,128	4,951,893	691,089	766,343
Transportation	223,511	627,439	131,210	143,291
General and administrative	422,101	1,597,143	299,563	362,053
Stock-based compensation	256,981	694,760	136,413	151,240
Interest	456,729	1,025,314	–	–
Depletion, depreciation and accretion	4,794,578	12,660,002	2,143,414	2,414,986
	8,172,028	21,556,551	3,401,689	3,837,913
Net income (loss) before income taxes	(1,811,188)	(2,896,550)	1,227,407	1,185,943
Current income tax expense (recovery)	(229,945)	(241,319)	281,890	315,694
Future income tax expense (recovery)	(423,613)	(1,645,292)	203,104	159,173
Net income (loss)	(1,157,630)	(1,009,939)	742,413	711,076
Retained earnings (deficit), beginning of period	2,242,550	2,094,859	(31,337)	-
Retained earnings, end of period	$ 1,084,920	$ 1,084,920	$ 711,076	$ 711,076
Net income (loss) per share - basic and diluted (note 6)	$(0.06)	$(0.05)	$0.06	$0.10

see accompanying notes to financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)

	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Cash flows from operating activities				
Net income (loss)	$ (1,157,630)	$ (1,009,939)	$ 742,413	$ 711,076
Items not affecting cash				
Depletion, depreciation and accretion	4,794,578	12,660,002	2,143,414	2,414,986
Stock-based compensation expense	256,981	694,760	136,413	151,240
Future income taxes (recovery)	(423,613)	(1,645,292)	203,104	159,173
Asset retirement expenditures	(37,943)	(60,713)	–	–
Funds flow from operations	3,432,373	10,638,818	3,225,344	3,436,475
Net change in non-cash working capital items	40,152	(54,881)	(495,891)	(736,629)
Net cash provided by operating activities	3,472,525	10,583,937	2,729,453	2,699,846
Cash flow from financing activities				
Issue of shares and warrants for cash, net of costs	–	–	(28,132)	7,859,220
Issue of shares for cash upon exercise of warrants	–	19,999	–	–
Increase in bank loan	7,000,000	28,000,000	–	–
Changes in non-cash working capital - financing items	–	–	(37,648)	–
Net cash used in financing activities	7,000,000	28,019,999	(65,780)	7,859,220
Cash flow from investing activities				
Acquisition of Espoir Exploration Corp.	–	(8,487,278)	–	–
Acquisition of oil and gas properties	–	–	–	(1,265,404)
Sale of oil and gas properties	–	2,031,222	–	–
Additions to property, plant and equipment	(11,884,194)	(32,017,805)	(2,204,072)	(2,230,393)
Changes in non-cash working capital - investing items	1,874,509	(4,552,362)	2,163,708	1,193,293
Net cash used in investing activities	(10,009,685)	(43,026,223)	(40,364)	(2,302,504)
Change in cash during the period	462,840	(4,422,287)	2,623,309	8,256,562
Cash - beginning of period	1,063,399	5,948,526	5,633,253	–
Cash - end of period	$ 1,526,239	$ 1,526,239	$ 8,256,562	$ 8,256,562
Supplemental information:				
Interest paid	$ 539,790	$ 1,125,430	$ –	$ –
Income taxes paid	$ –	$ 673,799	$ –	$ –

see accompanying notes to financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 (unaudited)

1. BASIS OF PRESENTATION

Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated on April 12, 2005 and commenced operations on June 21, 2005. Accordingly, the comparative financial statements reflect operating results for the quarter ended September 30, 2005, and the 102 day period from June 21 to September 30, 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. The financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal period ended December 31, 2005, other than the consolidation of the Company's wholly owned subsidiary, Rockyview Oil & Gas Ltd. The disclosures provided below are incremental to those included with the annual financial statements. The interim consolidated financial statements should be read in conjunction with the annual financial statements and notes thereto in the Company's annual report for the period ended December 31, 2005.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value of the identifiable assets and liabilities of the acquired business. Net identifiable liabilities acquired include an estimate of future income taxes. In accordance with CICA Handbook Section 3062 ("HB 3062"), "Goodwill and Other Intangibles", goodwill is tested at least annually for impairment. Impairment is charged to income during the period in which it is deemed to have occurred.

The test for impairment is the comparison of the book value of net assets to the fair value of the Company. If the fair value of the Company is less than its book value, the impairment loss is measured by allocating the fair value of the Company to the identifiable assets and liabilities at their value. The excess of the Company's fair value over the identifiable net assets is the implied fair value of goodwill. If this amount is less than the book value of goodwill, the difference is the impairment amount and would be charged to income during the period.

3. ACQUISITION OF ESPOIR EXPLORATION CORP.

On January 11, 2006, Rockyview acquired the issued and outstanding shares of Espoir Exploration Corp. ("Espoir") and immediately changed its name to Rockyview Oil & Gas Ltd. The acquisition was accounted for using the purchase method of accounting and the purchase price allocation and consideration paid is as follows:

Net assets acquired at assigned values	
Working capital deficiency	$ (3,729,629)
Property, plant and equipment	62,855,000
Undeveloped land and seismic	8,096,837
Goodwill	11,193,868
Debt assumed	(9,000,000)
Asset retirement obligation	(980,098)
Future income taxes	(13,885,821)
Net assets acquired	$ 54,550,157
Consideration given	
Common shares issued (7,441,499 shares)	$ 46,062,879
Cash	8,324,883
Acquisition costs	162,395
	$ 54,550,157

4. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2006	December 31, 2005
Petroleum and natural gas properties and equipment	$ 154,129,112	$ 52,885,472
Accumulated depletion and depreciation	16,610,135	4,072,817
	$ 137,518,977	$ 48,812,655

During the third quarter, the Company capitalized $258,151 (2005 - $108,937) of general and administrative expenses related to development activities. As at September 30, 2006, the depletion calculation excluded unproved properties of $11.4 million (2005 -$6.7 million).

5. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending asset retirement obligation associated with the retirement of oil and gas properties:

	Three months ended Sept. 30, 2006	**Nine months ended Sept. 30, 2006**	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Balance, beginning of period	$ 2,173,846	$ 997,315	$ 810,478	$ –
Liabilities acquired	–	954,175	–	808,732
Liabilities incurred	165,225	331,144	7,127	7,127
Liabilities settled	(37,943)	(60,713)	–	–
Accretion expense	43,477	122,684	16,210	17,956
Balance, end of period	$ 2,344,605	$ 2,344,605	$ 833,815	$ 833,815

The total undiscounted amount of future cash flows required to settle the obligation at September 30, 2006 is $9,700,000.

6. SHARE CAPITAL

(a) Issued

Common shares:	Number	Amount
Balance - January 1, 2006	12,049,077	$ 48,797,413
Acquisition of Espoir	7,441,499	46,062,879
Issued on exercise of warrants	1,902	11,222
Balance - March 31, 2006	19,492,478	$ 94,871,514
Issued on exercise of warrants	1,900	11,210
Balance - June 30, 2006	19,494,378	94,882,724
Issued on exercise of warrants	–	–
Balance - September 30, 2006	**19,494,378**	**$ 94,882,724**

Warrants:	Number	Amount
Balance - January 1, 2006	896,074	$ 573,487
Exercised	(1,902)	(1,217)
Balance - March 31, 2006	894,172	$ 572,270
Exercised	(1,900)	(1,216)
Balance - June 30, 2006	892,272	$ 571,054
Exercised	–	–
Balance - September 30, 2006	**892,272**	**$ 571,054**

Each whole Rockyview Warrant entitles the holder to acquire one Rockyview Share at an exercise price of $5.26 and expire February 20, 2008.

(b) Stock Options

The following table sets forth a reconciliation of stock option plan activity during the period:

Stock options:	Number	Weighted Average Price
Balance - January 1, 2006	907,502	$ 4.86
Granted	730,333	$ 5.98
Balance - March 31, 2006	1,637,835	$ 5.34
Granted	227,000	$ 6.07
Cancelled	(90,000)	$ 5.98
Balance - June 30, 2006	1,774,835	$ 5.42
Granted	100,000	$ 3.90
Balance - end of period	1,874,835	$ 5.34
Exercisable - end of period	275,834	$ 4.74

(c) Stock-Based Compensation

The fair value of options granted was estimated based on the following assumptions:

Date of Grant	Number of Options Granted	Expected Volatility	Risk-Free Interest Rate	Expected Life (Years)	Fair Value of Options Granted
11-Jan-06	730,333	29.0%	3.86%	3	$ 1,073,590
10-Apr-06	85,000	31.7%	4.23%	3	136,850
1-May-06	70,000	32.0%	4.28%	3	119,000
1-Jun-06	72,000	33.0%	4.19%	3	117,360
14-Jul-06	100,000	37.2%	4.26%	3	118,000
	1,057,333				$ 1,564,800
Unrecognized compensation at January 1, 2006					1,381,710
					2,946,510
Stock-based compensation recognized in period					(694,760)
Amount for future recognition					$ 2,251,750

(d) Earnings per share

The following table summarizes the common shares used in calculating net income per share:

	Three months ended Sept. 30, 2006	**Nine months ended Sept. 30, 2006**	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Basic	**19,494,378**	**19,193,020**	12,068,699	7,086,852
Stock options	**-**	**91,286**	83,999	83,999
Warrants	**-**	**285,307**	-	-
Diluted	**19,494,378**	**19,569,613**	12,152,698	7,170,851

The exercise of stock options and warrants are anti-dilutive for the three month period ended September 30, 2006.

7. TAXES

As at September 30, 2006, the Company has tax pools of approximately $105.8 million that are available to shelter future taxable income.

8. BANK LOAN

At September 30, 2006, the Company had a $40.0 million revolving extendible credit facility with a Canadian chartered bank. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms. The borrowing base is subject to a semi-annual review by the bank. At October 31, 2006, the Company had drawn $38.5 million on its bank loan.

In addition, the Company's banker has provided an additional $6.0 million revolving credit facility on a short-term basis to finance the funding of Rockyview's capital commitments. This facility will only be utilized if the amount drawn on the main credit facility exceeds $40.0 million. There are no scheduled repayment terms on this facility, other than, should it be drawn upon, it must be repaid in full not later than March 31, 2007. This credit facility bears interest based on a sliding scale tied to the Company's debt-to-cash-flow, from a minimum of the bank's prime rate plus 0.575% to a maximum of the bank's prime rate plus 1.875%.

CORPORATE INFORMATION

DIRECTORS

John Howard (1)(2)(3)(4)
Independent Businessman

Scott Dawson (2)(3)(4)
President & Chief Executive Officer
Open Range Energy Corp.

Nancy Penner (2)(4)
Counsel
Parlee McLaws LLP

Martin Hislop (3)
Independent Businessman

Steven Cloutier
President & Chief Executive Officer

OFFICERS

Steven Cloutier, LLB
President & Chief Executive Officer

Daniel Allan, P.Geol.
Chief Operating Officer

Alan MacDonald, CA
Vice President, Finance & Chief Financial Officer

Howard Anderson, P.Eng.
Vice President, Engineering

(1) Chairman of the Board
(2) Member of the audit committee
(3) Member of the reserves committee
(4) Member of corporate governance, nominating & compensation committee

CORPORATE OFFICE
2250, 801 – 6th Avenue S.W.
Calgary, Alberta T2P 3W2
Telephone: (403) 538-5000
Fax: (403) 538-5050

INVESTOR RELATIONS
invest@rockyviewenergy.com
www. rockyviewenergy.com

TRUSTEE AND TRANSFER AGENT
Olympia Trust Company
2300, 125 – 9th Avenue S.W.
Calgary, Alberta T2P 0P6
Telephone: (403) 261-0900
Fax: (403) 265-1455

BANK
Bank of Nova Scotia

AUDITORS
PricewaterhouseCoopers LLP

LEGAL COUNSEL
Burnet, Duckworth & Palmer LLP

ENGINEERING CONSULTANTS
Sproule Associates Limited

STOCK EXCHANGE
The Toronto Stock Exchange
Trading symbol: **RVE**

Rockyview Energy Inc.
2250, 801 6th Avenue S.W., Calgary, AB T2P 3W2
PHONE: (403) 538-5000 FAX: (403) 538-5050
EMAIL: invest@rockyviewenergy.com WEBSITE: www.rockyviewenergy.com

MANAGEMENT'S DISCUSSION & ANALYSIS

This management, discussion and analysis ("MD&A") for Rockyview Energy Inc. ("Rockyview" or the "Company") was prepared as of November 3, 2006 and should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2006 and the December 31, 2005 audited annual financial statements and related note disclosures. The December 31, 2005 audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Basis of Presentation *– The Company commenced operations on June 21, 2005 following a Plan of Arrangement. Accordingly, the comparatives reflect operations for the quarter ended September 30, 2005, and the 102 day period from June 21 to September 30, 2005.*

Non-GAAP Measurements *– The MD&A contains the term "funds flow from operations", which should not be considered an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of funds flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and funds flow from operations can be found in the statement of cash flows in the unaudited consolidated financial statements. The Company also presents funds flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating and transportation expenses.*

BOE Presentation *– The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.*

Forward-Looking Statements *– Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserves estimates, and estimates of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.*

PRODUCTION

The following is a summary of daily production for the periods indicated:

	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Period from June 21, to June 30, 2005
Crude oil (bbl/d)	48	62	58	46	42	43
NGLs (bbl/d)	68	67	63	25	34	40
Natural gas (mcf/d)	12,775	11,761	10,022	5,682	5,719	5,874
Total (boe/d)	2,245	2,089	1,791	1,018	1,029	1,061
Production split						
Crude oil and NGLs	5%	6%	7%	7%	7%	8%
Natural gas	95%	94%	93%	93%	93%	92%

On January 11, 2006, the Company closed the acquisition of Espoir Exploration Corp. ("Espoir") and has included its operating results from that date. The Espoir acquisition added approximately 935 boe/d of production at closing.

During the third quarter, the Company commissioned two compressors in its Central Alberta core area. These projects were undertaken as part of a significant Horseshoe Canyon CBM (coalbed methane) drilling program in late 2005 that saw Rockyview drill a total 39 CBM wells. At Wood River, Rockyview completed the construction and installation of a 1,500 horsepower electrically powered compressor and dehydration station. The installation of this compression optimizes production from existing wells, while reducing the load factors on compressors at Wood River. At Bittern, the Company completed the construction and

installation of a 1,100 horsepower electrically powered compressor and dehydration station. Seventeen wells were tied in to the facility by the end of the third quarter, increasing production by approximately 2,800 mcf per day.

Production for the third quarter averaged 2,245 boe per day, a 7% increase from the prior quarter and a 118% increase from the same period in 2005.

The Company's production is now weighted 5% crude oil and NGLs and 95% natural gas.

COMMODITY PRICES

Average Benchmark Prices	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Natural gas - AECO daily spot ($/mcf)	5.64	7.06	9.30	7.36
Crude oil - WTI ($US/bbl)	70.48	68.35	63.19	53.17
Crude oil - Edmonton Par ($Cdn/bbl)	79.09	75.66	79.06	65.79
Exchange rate ($US/$Cdn)	0.8918	0.8840	0.8320	0.8039
Average Realized Prices				
Natural gas - ($/mcf)	5.84	6.58	9.62	7.20
Crude oil - ($/bbl)	63.65	62.79	68.12	66.50
NGLs - ($/bbl)	60.82	60.13	58.78	53.69

One of the warmest winters on record in North America resulted in natural gas storage levels approximately 60% higher than the 5 year average. The lack of weather driven demand during the 2005/2006 winter months resulted in a lack of support for natural gas prices throughout the continent. As a result, we saw natural gas prices fall to levels not experienced since 2004. The Canadian gas prices from which Rockyview's production is indexed suffered more than the US based NYMEX gas price, as Canadian prices at AECO were subject to an ever increasing basis discount as physical demand in Alberta lagged behind that of NYMEX gas.

The average natural gas price realized during the third quarter of 2006 was 39% lower than the comparative period in 2005 and 7% lower than the previous quarter. The Company expects natural gas prices to strengthen heading into winter 2006/2007.

For the three months ended September 30, 2006, the West Texas Intermediate ("WTI") oil reference price averaged $US 70.48 (2005 – $US 68.35) and the $US/$Cdn exchange rate averaged 1.1213 ($Cdn 0.8918).

PETROLEUM AND NATURAL GAS SALES

	Three months ended Sept. 30, 2006	Nine months ended Sept 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Natural gas	$ 6,862,056	$ 20,716,154	$ 5,059,142	$ 5,481,908
Crude oil	281,016	957,922	260,118	288,562
NGLs	381,737	1,086,216	185,133	206,410
Royalty and other income	156,619	499,115	207,480	225,208
Gross oil and gas revenue	$ 7,681,428	$ 23,259,407	$ 5,711,873	$ 6,202,088
Per boe	$ 37.19	$ 41.69	$ 60.34	$ 58.92

Revenues of $7.68 million ($37.19 per boe) for the three months ended September 30, 2006 (the "quarter") were unchanged from the previous quarter of $7.62 million ($40.10 per boe). A 7% increase in production volumes was offset by a 7% decrease in average price realizations. While production volumes increased 118% from the comparable quarter last year due to the acquisition of Espoir and drilling successes, natural gas prices declined 39% over the same period, resulting in a 34% increase in revenues from the third quarter of 2005.

At September 30, 2006, the Company had no commodity hedging contracts in place. In the fourth quarter, Rockyview entered a physical natural gas commodity contract for calendar 2007 for 1,000 GJ per day at a fixed price of $Cdn 7.50 per GJ.

ROYALTIES

	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Crown royalties	$ 1,004,165	$ 3,559,970	$ 765,177	$ 827,751
Freehold royalties	128,599	337,798	153,030	168,720
Overriding royalties	187,824	701,638	164,570	181,761
Total royalties	$ 1,320,588	$ 4,599,406	$ 1,082,777	$ 1,178,232
% of oil and gas revenue	17.2%	19.8%	19.0%	19.0%
Per boe	$ 6.39	$ 8.24	$ 11.44	$ 11.19

Royalties for the third quarter of 2006 averaged 17.2% of oil and gas revenue, down from 18.5% in the previous quarter and reflects lower natural gas reference pricing and the impact of bringing on lower royalty rate shallow gas production in the quarter.

OPERATING EXPENSES

	Three months ended Sept 30, 2006	Nine months ended Sept 30, 2006	Three months ended Sept 30, 2005	Period ended Sept. 30, 2005
Operating expense	$ 2,018,128	$ 4,951,893	$ 691,089	$ 766,343
Per boe	$ 9.77	$ 8.88	$ 7.30	$ 7.28

Operating expenses totalled $2,018,128 for the third quarter of 2006, or $9.77 per boe, a 19% increase from the $8.22 per boe in the previous quarter, and a 34% increase from the same period in 2005. This is partially due to the Company being charged higher gathering, compression and processing fees from facility owners at one of the non-operated Espoir properties. During the third quarter, the Company recorded $79,500 ($0.38 per boe) of such operating costs relating to prior periods. Rockyview expects to generate its own processing and compression fee income from third party users, following the commissioning of new compression facilities at the end of the third quarter.

TRANSPORTATION COSTS

	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Transportation expense	$ 223,511	$ 627,439	$ 131,210	$ 143,291
Per boe	$ 1.08	$ 1.12	$ 1.39	$ 1.36

Transportation costs for the quarter ended September 30, 2006 were $223,511 or $1.08 per boe, essentially unchanged from $1.03 per boe during the previous quarter and reflect lower pipeline tariffs on the former Espoir properties.

OPERATING NETBACK

($ per boe)	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Revenues	$ 37.19	$ 41.69	$ 60.34	$ 58.92
Royalties	(6.39)	(8.24)	(11.44)	(11.19)
Operating expense	(9.77)	(8.88)	(7.30)	(7.28)
Transportation	(1.08)	(1.12)	(1.39)	(1.36)
Operating netback	$ 19.95	$ 23.45	$ 40.21	$ 39.09

The operating netback for the third quarter of 2006 was $19.95, 15% lower than the previous quarter, and 50% lower than the comparative period in 2005. The lower netback reflected the decrease in natural gas prices.

The operating netback by product is as follows:

Conventional natural gas ($ per mcf)	**Three months ended Sept. 30, 2006**	**Nine months ended Sept. 30, 2006**	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Revenues	**$ 5.97**	**$ 6.73**	$ 9.63	$ 9.38
Royalties	**(1.02)**	**(1.41)**	(1.95)	(1.91)
Operating expense	**(1.89)**	**(1.67)**	(1.22)	(1.23)
Transportation	**(0.19)**	**(0.20)**	(0.25)	(0.24)
Operating netback	**$ 2.87**	**$ 3.45**	$ 6.21	$ 6.00

Coal bed methane gas ($ per mcf)	**Three months ended Sept. 30, 2006**	**Nine months ended Sept. 30, 2006**	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Revenues	**$ 5.45**	**$ 5.95**	$ 9.54	$ 9.32
Royalties	**(0.99)**	**(0.99)**	(1.78)	(1.73)
Operating expense	**(0.97)**	**(0.77)**	(0.72)	(0.72)
Transportation	**(0.19)**	**(0.19)**	(0.25)	(0.25)
Operating netback	**$ 3.30**	**$ 4.00**	$ 6.79	$ 6.62

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
General and administrative - gross	**$ 1,078,177**	**$ 3,545,942**	$ 526,446	$ 588,936
Capital and operating recoveries	**(397,925)**	**(1,092,430)**	(117,946)	(117,946)
Capitalized	**(258,151)**	**(856,369)**	(108,937)	(108,937)
General and administrative - net	**$ 422,101**	**$ 1,597,143**	$ 299,563	$ 362,053
Per boe	**$ 2.04**	**$ 2.86**	$ 3.16	$ 3.44

Gross general and administrative expenses for the three months ended September 30, 2006 totalled $1,078,177, 105% higher than the same period in the previous year, and reflected the hiring of additional staff following the Espoir acquisition and higher compensation costs. The Company capitalized $258,151 of general and administrative costs associated with its exploration and development program during the third quarter, reflecting an increasing focus on new conventional exploration and development projects.

INTEREST EXPENSE

	Three months ended Sept. 30, 2006	**Nine months ended Sept. 30, 2006**	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Interest expense	**$ 456,729**	**$ 1,025,314**	$ –	$ –
Per boe	**$ 2.21**	**$ 1.84**	$ –	$ –

Prior to the acquisition of Espoir in January 2006, the Company had not drawn on its bank line. The acquisition of Espoir was partially financed with $8.32 million in cash and the assumption of debt and working capital deficiency totalling $12.73 million. The balance of the bank loan at September 30, 2006 was $37.00 million.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense and is recorded in the income statement over the vesting period of the options.

	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Compensation expense	$256,981	$694,760	$136,413	$151,240
Per boe	$1.24	$1.25	$1.44	$1.44

For the quarter ended September 30, 2006, the Company had stock-based compensation of $256,981, or $1.24 per boe, versus $225,299, or $1.19 per boe in the previous quarter, the increase reflects stock options granted to a new employee during the quarter. The amount remaining for future recognition over the vesting period of the options is $2,251,750.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended Sept. 30, 2006	Nine months ended Sept 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Depletion and depreciation	$ 4,751,101	$ 12,537,318	$ 2,127,204	$ 2,397,030
Accretion	43,477	122,684	16,210	17,956
	$ 4,794,578	$ 12,660,002	$ 2,143,414	$ 2,414,986

Depletion and depreciation for the quarter amounted to $4,751,101 ($23.00 per boe), compared to $21.99 per boe in the previous quarter and reflected the cost associated with the Espoir acquisition. The accretion of the asset retirement obligation for the quarter totalled $43,477 ($0.21 per boe), versus $0.22 per boe in the previous quarter.

INCOME TAXES

The future income tax liability of $9.28 million reflected the difference between the book value and the tax value of the Company's assets. At September 30, 2006, the Company had tax pools of approximately $105.8 million that are available to shelter future taxable income.

FUNDS FLOW AND NET INCOME

Funds flow for the quarter ended September 30, 2006 was $3,432,373 or $0.18 per share basic and diluted, versus $0.17 per share basic and diluted in the previous quarter. The funds flow for the quarter reflects lower netbacks as a result of lower AECO spot gas prices during the period, offset by higher production volumes. The net loss for the third quarter of 2006 was $1,157,630, or $0.06 per share basic and diluted.

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Company's performance since inception on a quarterly basis:

	2006			2005		
	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$ 7,681,428	$ 7,623,900	$ 7,954,079	$ 6,993,066	$ 5,711,873	$ 490,215
Net income/(loss)						
Per share - basic and diluted	(0.06)	0.01	(0.01)	0.11	0.06	(0.02)
Funds flow from operations						
Per share - basic	0.18	0.17	0.21	0.33	0.27	0.16
Per share - diluted	0.18	0.17	0.20	0.33	0.27	0.13
Total assets	160,881,471	151,891,240	145,343,833	63,243,557	55,550,814	50,720,768
Bank loan	37,000,000	30,000,000	20,000,000	-	-	-

Revenues increased commensurate with production volumes and a strong commodity price environment, until the decline in natural gas prices during the first quarter of 2006 that has continued through the second and third quarters of 2006. The increase in revenues in the first quarter of 2006 was due to the production volumes added from the Espoir acquisition. Funds flow from operations steadily increased until the decline in natural gas prices in 2006.

CAPITAL EXPENDITURES

Drilling Activity	2006						2005	
	Q3		Q2		Q1		Q3	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Conventional gas	3.0	0.7	12.0	11.0	1.0	0.6	–	–
CBM	–	–	6.0	4.2	6.0	3.5	10.0	6.1
Dry and abandoned	–	–	–	–	–	–	–	–
Total	3.0	0.7	18.0	15.2	7.0	4.1	10.0	6.1
Success rate		100%		100%		100%		100%

In the third quarter of 2006, the Company drilled 3 (0.7 net) gas wells. At Thunder, the Company drilled and cased 2 (0.45 net) gas wells pursuant to a farm-in and drilled and tied-in a Gething gas well (0.28) in the Peace River Arch. This well was producing 700 mcf per day net to Rockyview when placed on production in September. The Thunder wells will be tested for production rates in the fourth quarter of 2006.

The Company's main focus during the third quarter concentrated on installing 2,600 horsepower of compression at Bittern and Wood River, and equipping and placing on production the 55 (39 net) wells drilled in 2005. The additional compression was commissioned in September and resulted in incremental net volumes of 3,600 mcf per day. Rockyview now has sufficient capacity to enable it to execute future Horseshoe Canyon CBM programs at significantly reduced capital costs, given that the infrastructure already exists.

	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Corporate acquisition	$ –	$ 67,279,786	$ –	$ –
Property acquisitions	–	–	–	39,864,559
Property dispositions	–	(2,031,222)	–	–
Land and lease	466,585	2,952,624	160,252	171,470
Geological and geophysical	95,598	236,367	42,402	42,402
Drilling and completions	3,330,348	12,077,749	1,224,547	1,224,547
Equipment and facilities	7,725,521	15,832,966	452,330	467,433
Capitalized administrative	258,151	856,369	108,937	108,937
Office	7,991	61,730	215,604	215,604
Net capital expenditures	$ 11,884,194	$ 97,266,369	$ 2,204,072	$ 42,094,952

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2006, the Company had drawn $37.0 million on its $46.0 million credit facilities. At October 31, 2006, bank indebtedness stood at $38.5 million.

Rockyview will typically utilize three sources of funding to finance its capital expenditure program: internally generated funds flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On November 3, 2006, there were 19,494,378 common shares outstanding, 892,272 outstanding warrants and 1,874,835 stock options with an average exercise price of $5.34 per share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has contractual obligations in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Rockyview leases office space through an arrangement deemed to be an operating lease for accounting purposes. As such, the Company is not required to record its lease obligation as a liability, nor does it record lease obligations as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements or guarantees.

BUSINESS RISKS

No changes have been made to the Business Risks as stated in Rockyview's annual report.

CRITICAL ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Rockyview's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. Rockyview attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal control systems; and comparing past estimates to actual results.

The Company's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects in progress;
- Estimated fair value of Espoir acquisition, including petroleum and natural gas properties;
- Estimated fair value of asset retirement obligation including estimates of future costs and the timing of costs.

OUTLOOK

The decline in natural gas prices will result in lower than projected cash flow for the Company in 2006. The deferral of drilling projects pending a sustained recovery of natural gas prices represents prudent management of the Company's financial resources.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website www.rockyviewenergy.com.

PRESS RELEASE

November 2, 2006

Re: ARC Energy Venture Fund 4's Holdings in Rockyview Energy Inc.

ARC Energy Venture Fund 4 of Calgary, Alberta announced that it has acquired 72,400 common shares of Rockyview Energy Inc. through purchases on the Toronto Stock Exchange representing approximately 0.37% of the current outstanding Rockyview common shares. As a result, ARC Energy Venture Fund 4 exercises control or direction over an aggregate of 2,349,500 common shares of Rockyview, representing approximately 12% of the current outstanding Rockyview common shares.

ARC Energy Venture Fund 4 is an investment fund specializing in the energy sector and which is managed by ARC Equity Management (Fund 4) Ltd., part of the ARC Financial Group of companies. Although ARC Energy Venture Fund 4 may make further purchases of common shares of Rockyview on the Toronto Stock Exchange or through private purchases, such purchases will be made for investment purposes.

This press release has been issued in order to comply with applicable securities legislation.

For further information or a copy of the securities report contact:

Lauchlan Currie
President
ARC Equity Management (Fund 4) Ltd.
4300, 400 – 3rd Avenue S.W., Calgary, Alberta
Telephone: 403-292-0680
Fax: 403-292-0579

Rockyview Energy

Rockyview Energy Releases Its Operating and Financial Results for the Third Quarter 2006

Calgary, Alberta, November 9, 2006 – Rockyview Energy Inc. (TSX: RVE) Rockyview Energy Inc. ("Rockyview" or the "Company") is pleased to present its operating and financial results for the three and nine month period ended September 30, 2006.

MESSAGE TO SHAREHOLDERS

As a result of its drilling, compression and tie-in activities to the end of the third quarter of 2006, Rockyview added in excess of 4.7 million cubic feet ("mmcf") or 794 barrels of oil equivalent ("boe") per day of production by the end of the third quarter, with another 425 boe per day tested and awaiting tie-in. Entering the fourth quarter, production stood at approximately 2,800 boe per day, of which 96% comprised natural gas. This represented an increase of over 30% from second quarter average production. Specifically these increases came from the following core areas:

- Central Alberta
  - Installed 2,600 horsepower of compression facilities and tied-in 29 (25 net) wells, resulting in net incremental volumes of 3.6 mmcf (600 boe) per day.
  - Successfully completed a 100% working interest natural gas well in Central Alberta, resulting in a new discovery that has demonstrated a production capability of 2.1 mmcf (350 boe) per day.
- Western Alberta
  - Successfully tied-in a 62.5% working interest Jurassic gas well at Thunder that is currently producing 700 thousand cubic feet ("mcf") per day, and showed up-hole potential in the Mannville formation. Net production to Rockyview is 437 mcf (73 boe) per day.
- Peace River Arch
  - Successfully drilled and tied-in a 28% working interest Triassic gas well in the Peace River Arch, resulting in a new natural gas discovery with initial production of 2.6 mmcf per day. Net production to Rockyview was 728 mcf (121 boe) per day.
  - Successfully completed two Triassic oil wells (50% and 20% working interests) that have tested at gross rates of 100 boe/d and 130 boe/d, respectively. This new pool discovery has numerous potential development locations.

- Drilling Inventory & Farm-Outs
    - Identified in excess of 100 (71 net) drilling locations on its lands, providing a 2-3 year drilling inventory. In addition, Rockyview has up to 50 (35 net) drilling locations for Horseshoe Canyon CBM on freehold lands, as well as 55 net undeveloped sections prospective for Upper Mannville CBM locations.
    - Entered into farm-out agreements with industry partners that will see a minimum of 5 wells drilled on non-strategic lands.

Central Alberta

Compression

Rockyview commissioned two compressors in its Central Alberta core area during the third quarter. These projects were undertaken as part of a significant Horseshoe Canyon coalbed methane ("CBM") drilling program in late 2005 that saw the Company drill a total of 39 CBM wells. All wells drilled in 2005 and 2006 have now been put on production.

At Wood River, Rockyview has completed the construction and installation of a 1,500 horsepower (50% working interest) electrically-powered compressor and dehydration station at 10-30-42-23W4. The installation of the 10-30 facility not only has helped to optimize production from existing wells that were producing against higher line pressures, but also reduced the load on other compressors at Wood River, thereby providing incremental capacity to accommodate Rockyview's future plans to drill in excess of 30 shallow CBM wells. Rockyview has also increased its midstream business at Wood River, processing an additional 2.0 mmcf per day of third party gas through its facilities.

At Bittern, the Company completed the construction and installation of a 1,100 horsepower (100% working interest) electrically-powered compressor and de-hydration station at 4-10-46-22W4. Seventeen wells were tied-in to the facility, producing approximately 2.8 mmcf per day. Further development and extension of the field is expected in 2007.

Rockyview now has sufficient capacity to enable it to execute future Horseshoe Canyon CBM programs at significantly reduced capital costs, given that the infrastructure already exists.

Natural Gas Discovery

Rockyview successfully completed a 100% interest dual zone New Pool Wildcat at Watelet, in Central Alberta. The well location was based on a seismically defined lower Mannville prospect and encountered natural gas in both the Ellerslie and Glauconitic zones.

The Glauconitic was flow-tested for 120 hours at an average rate of 1.0 mmcf per day at a final flowing wellhead pressure of 7,569 kPa. The sand face absolute open flow ("AOF") potential for this zone was 2.4 mmcf per day. A total of 5.0 mmcf of gas was withdrawn from the reservoir without showing evidence of depletion. A high permeability, high porosity reservoir with 2.4 metres of net pay was indicated.

The Ellerslie was flow-tested for a 48-hour period at a restricted rate of 1.1 mmcf per day at a final flowing wellhead pressure of 6,590 kPa. The sand face AOF for this zone was 3.3 mmcf per day. Analysis of the well test showed no depletion and the presence of a high permeability reservoir. Net pay is estimated at 1.5 metres in this zone.

Combined volumetric reserves for these zones are estimated by management to be approximately 3 billion cubic feet ("bcf") per section. Rockyview has secured transportation and processing into a third-party system and is negotiating the capacity to be made available.

The Company has also acquired additional seismic data in the area and has identified two additional locations.

Western Alberta

At Thunder, in the Western Alberta core area, Rockyview successfully completed a 62.5% interest well for 3 meters of Nordegg sweet gas pay. The location was based on a recently completed 3-dimensional seismic program. Well test analysis indicates permeability in excess of 200 millidarcies, no pressure depletion, and no apparent reservoir boundaries. The well was tied-in, and is currently producing 700 mcf per day with no water. Volumetric reserves are estimated by management to be approximately 2 bcf per section. Additional net pay is also indicated on logs in the Mannville formation. Net production to Rockyview is 437 mcf (73 boe) per day. Based on the 3-D seismic data and the results of this well, potential for a multi-well follow-up drilling program on high-interest Rockyview lands has been confirmed.

Rockyview also completed its drilling commitment pursuant to a farm-in on 36,000 net acres in the Thunder area (news release January 19, 2006). To date in total, the Company has drilled four (1.65 net) wells and earned 8 (5.0 net) sections of land. All wells are in various stages of completion.

Peace River Arch

In the Peace River Arch, the Company successfully participated in the drilling and tie-in of a 28% interest Triassic gas well, resulting in a new natural gas discovery that produced initially at a restricted rate of 2.6 mmcf per day. The well encountered 4 metres of sweet gas pay and flowed at 6.4 mmcf per day at a pressure of 4,800 kPa upon perforation. Initial pressure and flow data indicate no depletion and a high permeability reservoir. Additional follow-up locations are being evaluated. Current gross production is approximately 1.0 mmcf per day.

The Company also successfully completed two Triassic oil wells (50% and 20% working interests), resulting in a new pool discovery with infill and step-out potential. These wells flowed oil with associated gas at combined rates of approximately 100 boe/d and 130 boe/d, respectively. Tie-in work has commenced and ultimate production rates and on-stream dates will depend on facility modifications.

Drilling Inventory & Farm-Outs

Rockyview estimates that it has a current drilling inventory of more than 150 wells, targeting multiple horizons which will be drilled over the next 2-3 years. In addition, the Company has entered into several farm-out agreements with industry partners that will see a minimum of 5 wells with continuing options for an additional 12 wells to be drilled on non-strategic lands, at no expense to Rockyview.

Steve Cloutier
President and Chief Executive Officer

FINANCIAL REVIEW & OPERATING HIGHLIGHTS

	Three months ended Sep-30 2006	Nine months ended Sep-30 2006	Three months ended Sep-30 2005	Period (1) ended Sep-30 2005
FINANCIAL ($)				
Revenue before royalties	7,681,428	23,259,407	5,711,873	6,202,088
Net income (loss)	(1,157,630)	(1,009,939)	742,413	711,076
Per share - basic and diluted	(0.06)	(0.05)	0.06	0.10
Funds flow from operations	3,432,373	10,638,818	3,225,343	3,436,476
Per share - basic	0.18	0.55	0.27	0.48
Per share - diluted	0.18	0.54	0.27	0.48
Total assets		160,881,471		55,550,814
Working capital (deficiency)		(2,595,030)		7,799,898
Bank loan		37,000,000		-
Capital asset acquisitions, net of dispositions	-	67,279,786	-	39,864,559
Capital expenditures	11,884,193	32,017,804	2,204,072	2,230,393
Market				
Shares outstanding				
End of period	19,494,378	19,494,378	12,068,699	12,068,699
Weighted average - basic	19,494,378	19,193,020	12,068,699	7,086,852
Weighted average - diluted	19,494,378	19,569,612	12,152,698	7,170,851
OPERATIONS				
Average daily production				
Natural gas (mcf/d)	12,775	11,529	5,719	5,734
Light crude oil (bbl/d)	48	56	42	42
NGLs (bbl/d)	68	66	34	35
Total (boe/d)	2,245	2,044	1,029	1,032
Average wellhead prices				
Natural gas ($/mcf)	5.84	6.58	9.62	9.37
Light crude oil ($/bbl)	63.65	62.79	68.12	67.96
NGLs ($/bbl)	60.82	60.13	58.78	58.21
Average ($/boe)	36.43	40.80	58.15	56.78
Operating netback ($/boe)	19.94	23.45	40.21	39.09

(1) Period from June 21 to September 30, 2005.

Management's Discussion and Analysis

This management, discussion and analysis ("MD&A") for Rockyview Energy Inc. ("Rockyview" or the "Company") was prepared as of November 3, 2006 and should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2006 and the December 31, 2005 audited annual financial statements and related note disclosures. The December 31, 2005 audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Basis of Presentation – The Company commenced operations on June 21, 2005 following a Plan of Arrangement. Accordingly, the comparatives reflect operations for the quarter ended September 30, 2005, and the 102 day period from June 21 to September 30, 2005.

Non-GAAP Measurements - The MD&A contains the term "funds flow from operations", which should not be considered an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of funds flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and funds flow from operations can be found in the statement of cash flows in the unaudited consolidated financial statements. The Company also presents funds flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating and transportation expenses.

BOE Presentation – The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.

Forward-Looking Statements – Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserves estimates, and estimates of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

PRODUCTION

The following is a summary of daily production for the periods indicated:

	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Period from June 21, to June 30, 2005
Crude oil (bbl/d)	48	62	58	46	42	43
NGLs (bbl/d)	68	67	63	25	34	40
Natural gas (mcf/d)	12,775	11,761	10,022	5,682	5,719	5,874
Total (boe/d)	2,245	2,089	1,791	1,018	1,029	1,061
Production split						
Crude oil and NGLs	5%	6%	7%	7%	7%	8%
Natural gas	95%	94%	93%	93%	93%	92%

On January 11, 2006, the Company closed the acquisition of Espoir Exploration Corp. ("Espoir") and has included its operating results from that date. The Espoir acquisition added approximately 935 boe/d of production at closing.

During the third quarter, the Company commissioned two compressors in its Central Alberta core area. These projects were undertaken as part of a significant Horseshoe Canyon CBM (coalbed methane) drilling program in late 2005 that saw Rockyview drill a total 39 CBM wells. At Wood River, Rockyview completed the construction and installation of a 1,500 horsepower electrically powered compressor and dehydration station. The installation of this compression optimizes production from existing wells, while reducing the load factors on compressors at Wood River. At Bittern, the Company completed the construction and installation of a 1,100 horsepower electrically powered compressor and dehydration station. Seventeen wells were tied in to the facility by the end of the third quarter, increasing production by approximately 2,800 mcf per day.

Production for the third quarter averaged 2,245 boe per day, a 7% increase from the prior quarter and a 118% increase from the same period in 2005.

The Company's production is now weighted 5% crude oil and NGLs and 95% natural gas.

COMMODITY PRICES

Average Benchmark Prices	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Natural gas - AECO daily spot($/mcf)	5.64	7.06	9.30	7.36
Crude oil - WTI (US$/bbl)	70.48	68.35	63.19	53.17
Crude oil - Edmonton Par (Cdn$/bbl)	79.09	75.66	79.06	65.79
Exchange rate (US$/C$)	0.8918	0.8840	0.8320	0.8039
Average Realized Prices				
Natural gas - ($/mcf)	5.84	6.58	9.62	7.20
Crude oil - ($/bbl)	63.65	62.79	68.12	66.50
NGLs - ($/bbl)	60.82	60.13	58.78	53.69

One of the warmest winters on record in North America resulted in natural gas storage levels approximately 60% higher than the 5 year average. The lack of weather driven demand during the 2005/2006 winter months resulted in a lack of support for natural gas prices throughout the continent. As a result, we saw natural gas prices fall to levels not experienced since 2004. The Canadian gas prices from which Rockyview's production is indexed suffered more than the US based NYMEX gas price, as Canadian prices at AECO were subject to an ever increasing basis discount as physical demand in Alberta lagged behind that of NYMEX gas.

The average natural gas price realized during the third quarter of 2006 was 39% lower than the comparative period in 2005 and 7% lower than the previous quarter. The Company expects natural gas prices to strengthen heading into winter 2006/2007.

For the three months ended September 30, 2006, the West Texas Intermediate ("WTI") oil reference price averaged US$70.48 (2005 – US$68.35) and the $US/$Cdn. exchange rate averaged 1.1213 (Cdn.$0.8918).

PETROLEUM AND NATURAL GAS SALES

	Three months ended Sept. 30, 2006	Nine months ended Sept 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Natural gas	$ 6,862,056	$ 20,716,154	$ 5,059,142	$ 5,481,908
Crude oil	281,016	957,922	260,118	288,562
NGLs	381,737	1,086,216	185,133	206,410
Royalty and other income	156,619	499,115	207,480	225,208
Gross oil and gas revenue	$ 7,681,428	23,259,407	$ 5,711,873	6,202,088
Per boe	$ 37.19	$ 41.69	$ 60.34	$ 58.92

Revenues of $7.68 million ($37.19 per boe) for the three months ended September 30, 2006 (the "quarter") were unchanged from the previous quarter of $7.62 million ($40.10 per boe). A 7% increase in production volumes was offset by a 7% decrease in average price realizations. While production volumes increased 118% from the comparable quarter last year due to the acquisition of Espoir and drilling successes, natural gas prices declined 39% over the same period, resulting in a 34% increase in revenues from the third quarter of 2005.

At September 30, 2006, the Company had no commodity hedging contracts in place. In the fourth quarter, Rockyview entered a physical natural gas commodity contract for calendar 2007 for 1,000 GJ per day at a fixed price of C$7.50 per GJ.

ROYALTIES

	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Crown royalties	$ 1,004,165	$ 3,559,970	$ 765,177	$ 827,751
Freehold royalties	128,599	337,798	153,030	168,720
Overriding royalties	187,824	701,638	164,570	181,761
Total royalties	$ 1,320,588	$ 4,599,406	$ 1,082,777	$ 1,178,232
% of oil and gas revenue	17.2%	19.8%	19.0%	19.0%
Per boe	$ 6.39	$ 8.24	$ 11.44	$ 11.19

Royalties for the third quarter of 2006 averaged 17.2% of oil and gas revenue, down from 18.5% in the previous quarter and reflects lower natural gas reference pricing and the impact of bringing on lower royalty rate shallow gas production in the quarter.

OPERATING EXPENSES

	Three months ended Sept 30, 2006	Nine months ended Sept 30, 2006	Three months ended Sept 30, 2005	Period ended Sept. 30, 2005
Operating expense	$ 2,018,128	$ 4,951,893	$ 691,089	$ 766,343
Per boe	$ 9.77	$ 8.88	$ 7.30	$ 7.28

Operating expenses totalled $2,018,128 for the third quarter of 2006, or $9.77 per boe, a 19% increase from the $8.22 per boe in the previous quarter, and a 34% increase from the same period in 2005. This is partially due to the Company being charged higher gathering, compression and processing fees from facility owners at one of the non-operated Espoir properties. During the third quarter, the Company recorded $79,500 ($0.38 per boe) of such operating costs relating to prior periods. Rockyview expects to generate its own processing and compression fee

income from third party users, following the commissioning of new compression facilities at the end of the third quarter.

TRANSPORTATION COSTS

	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Transportation expense	$ 223,511	$ 627,439	$ 131,210	$ 143,291
Per boe	$ 1.08	$ 1.12	$ 1.39	$ 1.36

Transportation costs for the quarter ended September 30, 2006 were $223,511 or $1.08 per boe, essentially unchanged from $1.03 per boe during the previous quarter and reflect lower pipeline tariffs on the former Espoir properties.

OPERATING NETBACK

($ per boe)	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Revenues	$ 37.19	$ 41.69	$ 60.34	$ 58.92
Royalties	(6.39)	(8.24)	(11.44)	(11.19)
Operating expense	(9.77)	(8.88)	(7.30)	(7.28)
Transportation	(1.08)	(1.12)	(1.39)	(1.36)
Operating netback	$ 19.95	$ 23.45	$ 40.21	$ 39.09

The operating netback for the third quarter of 2006 was $19.95, 15% lower than the previous quarter, and 50% lower than the comparative period in 2005. The lower netback reflected the decrease in natural gas prices.

The operating netback by product is as follows:

Conventional natural gas ($ per mcf)	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Revenues	$ 5.97	$ 6.73	$ 9.63	$ 9.38
Royalties	(1.02)	(1.41)	(1.95)	(1.91)
Operating expense	(1.89)	(1.67)	(1.22)	(1.23)
Transportation	(0.19)	(0.20)	(0.25)	(0.24)
Operating netback	$ 2.87	$ 3.45	$ 6.21	$ 6.00

Coal bed methane gas ($ per mcf)	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Revenues	$ 5.45	$ 5.95	$ 9.54	$ 9.32
Royalties	(0.99)	(0.99)	(1.78)	(1.73)
Operating expense	(0.97)	(0.77)	(0.72)	(0.72)
Transportation	(0.19)	(0.19)	(0.25)	(0.25)
Operating netback	$ 3.30	$ 4.00	$ 6.79	$ 6.62

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
General and administrative - gross	$ 1,078,177	$ 3,545,942	$ 526,446	$ 588,936
Capital and operating recoveries	(397,925)	(1,092,430)	(117,946)	(117,946)
Capitalized	(258,151)	(856,369)	(108,937)	(108,937)
General and administrative - net	$ 422,101	$ 1,597,143	$ 299,563	$ 362,053
Per boe	$ 2.04	$ 2.86	$ 3.16	$ 3.44

Gross general and administrative expenses for the three months ended September 30, 2006 totalled $1,078,177, 105% higher than the same period in the previous year, and reflected the hiring of additional staff following the Espoir acquisition and higher compensation costs. The Company capitalized $397,925 of general and administrative costs associated with its exploration and development program during the third quarter, reflecting an increasing focus on new conventional exploration and development projects.

INTEREST EXPENSE

	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Interest expense	$ 456,729	$ 1,025,314	$ -	$ -
Per boe	$ 2.21	$ 1.84	$ -	$ -

Prior to the acquisition of Espoir in January 2006, the Company had not drawn on its bank line. The acquisition of Espoir was partially financed with $8.32 million in cash and the assumption of debt and working capital deficiency totalling $12.73 million. The balance of the bank loan at September 30, 2006 was $37.00 million.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense and is recorded in the income statement over the vesting period of the options.

	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Compensation expense	$ 256,981	$ 694,760	$ 136,413	$ 151,240
Per boe	$ 1.24	$ 1.25	$ 1.44	$ 1.44

For the quarter ended September 30, 2006, the Company had stock-based compensation of $256,981, or $1.24 per boe, versus $225,299, or $1.19 per boe in the previous quarter, the increase reflects stock options granted to a new employee during the quarter. The amount remaining for future recognition over the vesting period of the options is $2,251,750.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended Sept. 30, 2006	Nine months ended Sept 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Depletion and depreciation	$ 4,751,101	$ 12,537,318	$ 2,127,204	$ 2,397,030
Accretion	43,477	122,684	16,210	17,956
	$ 4,794,578	$ 12,660,002	$ 2,143,414	$ 2,414,986

Depletion and depreciation for the quarter amounted to $4,751,101 ($23.00 per boe), compared to $21.99 per boe in the previous quarter and reflected the cost associated with the Espoir acquisition. The accretion of the asset retirement obligation for the quarter totalled $43,477, ($0.21 per boe), versus $0.22 per boe in the previous quarter.

INCOME TAXES

The future income tax liability of $9.28 million reflected the difference between the book value and the tax value of the Company's assets. At September 30, 2006, the Company had tax pools of approximately $103.8 million that are available to shelter future taxable income.

FUNDS FLOW AND NET INCOME

Funds flow for the quarter ended September 30, 2006 was $3,432,373 or $0.18 per share basic and diluted, versus $0.17 per share basic and diluted in the previous quarter. The funds flow for the quarter reflects lower netbacks as a result of lower AECO spot gas prices during the period, offset by higher production volumes. The net loss for the third quarter of 2006 was $1,157,630, or $0.06 per share basic and diluted.

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Company's performance since inception on a quarterly basis:

	2006			2005		
	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$ 7,681,428	$ 7,623,900	$ 7,954,079	$ 6,993,066	$ 5,711,873	$ 490,215
Net income/(loss)						
Per share - basic and diluted	(0.06)	0.01	(0.01)	0.11	0.06	(0.02)
Funds flow from operations						
Per share - basic	0.18	0.17	0.21	0.33	0.27	0.16
Per share - diluted	0.18	0.17	0.20	0.33	0.27	0.13
Total assets	160,881,471	151,891,240	145,343,833	63,243,557	55,550,814	50,720,768
Bank loan	37,000,000	30,000,000	20,000,000	-	-	-

Revenues increased commensurate with production volumes and a strong commodity price environment, until the decline in natural gas prices during the first quarter of 2006 that has continued through the second and third quarters of 2006. The increase in revenues in the first quarter of 2006 was due to the production volumes added from the Espoir acquisition. Funds flow from operations steadily increased until the decline in natural gas prices in 2006.

CAPITAL EXPENDITURES

Drilling Activity	2006						2005	
	Q3		Q2		Q1		Q3	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Conventional gas	3.0	0.7	12.0	11.0	1.0	0.6	-	-
CBM	-	-	6.0	4.2	6.0	3.5	10.0	6.1
Dry and abandoned	-	-	-	-	-	-	-	-
Total	3.0	0.7	18.0	15.2	7.0	4.1	10.0	6.1
Success rate		100%		100%		100%		100%

In the third quarter of 2006, the Company drilled 3 (0.7 net) gas wells. At Thunder, the Company drilled and cased 2 (0.45 net) gas wells pursuant to a farm-in and drilled and tied-in a Gething gas well (0.28) in the Peace River Arch. This well was producing 700 mcf per day net to Rockyview when placed on production in September. The Thunder wells will be tested for production rates in the fourth quarter of 2006.

The Company's main focus during the third quarter concentrated on installing 2,600 horsepower of compression at Bittern and Wood River, and equipping and placing on production the 55 (39 net) wells drilled in 2005. The additional compression was commissioned in September and resulted in incremental net volumes of 3,600 mcf per day. Rockyview now has sufficient capacity to enable it to execute future Horseshoe Canyon CBM programs at significantly reduced capital costs, given that the infrastructure already exists.

	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Corporate acquisition	$ -	$ 67,279,786	$ -	$ -
Property acquisitions	-	-	-	39,864,559
Property dispositions	-	(2,031,222)	-	-
Land and lease	466,585	2,952,624	160,252	171,470
Geological and geophysical	95,598	236,367	42,402	42,402
Drilling and completions	3,330,348	12,077,749	1,224,547	1,224,547
Equipment and facilities	7,725,521	15,832,966	452,330	467,433
Capitalized administrative	258,151	856,369	108,937	108,937
Office	7,991	61,730	215,604	215,604
Net capital expenditures	$ 11,884,194	$ 97,266,369	$ 2,204,072	$ 42,094,952

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2006, the Company had drawn $37.0 million on its $46.0 million credit facilities. At October 31, 2006, bank indebtedness stood at $38.5 million.

Rockyview will typically utilize three sources of funding to finance its capital expenditure program: internally generated funds flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On November 3, 2006, there were 19,494,378 common shares outstanding, 892,272 outstanding warrants and 1,874,835 stock options with an average exercise price of $5.34 per share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has contractual obligations in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Rockyview leases office space through an arrangement deemed to be an operating lease for accounting purposes. As such, the Company is not required to record its lease obligation as a liability, nor does it record lease obligations as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements or guarantees.

BUSINESS RISKS

No changes have been made to the Business Risks as stated in Rockyview's annual report.

CRITICAL ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Rockyview's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. Rockyview attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal control systems; and comparing past estimates to actual results.

The Company's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects in progress;
- Estimated fair value of Espoir acquisition, including petroleum and natural gas properties;
- Estimated fair value of asset retirement obligation including estimates of future costs and the timing of costs.

OUTLOOK

The decline in natural gas prices will result in lower than projected cash flow for the Company in 2006. The deferral of drilling projects pending a sustained recovery of natural gas prices represents prudent management of the Company's financial resources.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website www.rockyviewenergy.com.

Consolidated Balance Sheet

(unaudited)

	September 30, 2006	December 31, 2005
ASSETS		
Current assets		
Cash	1,526,239	5,948,526
Accounts receivable	9,044,451	4,990,016
Other current assets	1,597,936	530,490
	12,168,626	11,469,032
Goodwill (note 3)	11,193,868	-
Future income taxes	-	2,961,870
Property, plant and equipment (note 4)	137,518,977	48,812,655
	$ 160,881,471	$ 63,243,557
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 14,763,656	$ 10,519,389
Long-term debt (note 8)	37,000,000	-
Future income taxes	9,278,659	-
Asset retirement obligations (note 5)	2,344,605	997,315
	63,386,920	11,516,704
SHAREHOLDERS' EQUITY		
Share capital (note 6)	94,882,724	48,797,413
Warrants (note 6)	571,054	573,487
Contributed surplus (note 6)	955,853	261,094
Retained earnings	1,084,920	2,094,859
	97,494,551	51,726,853
	$ 160,881,471	$ 63,243,557

see accompanying notes to financial statements

Approved by the Board of Directors

"signed"
John Howard
Director

"signed"
Steve Cloutier
Director

Consolidated Statement of Operations and Retained Earnings

(unaudited)

	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
REVENUE				
Petroleum and natural gas	$ 7,681,428	$ 23,259,407	$ 5,711,873	$ 6,202,088
Royalties expense	(1,320,588)	(4,599,406)	(1,082,777)	(1,178,232)
	6,360,840	18,660,001	4,629,096	5,023,856
EXPENSES				
Operating	2,018,128	4,951,893	691,089	766,343
Transportation	223,511	627,439	131,210	143,291
General and administrative	422,101	1,597,143	299,563	362,053
Stock-based compensation	256,981	694,760	136,413	151,240
Interest	456,729	1,025,314	-	-
Depletion, depreciation and accretion	4,794,578	12,660,002	2,143,414	2,414,986
	8,172,028	21,556,551	3,401,689	3,837,913
Net income (loss) before income taxes	(1,811,188)	(2,896,550)	1,227,407	1,185,943
Current income tax expense (recovery)	(229,945)	(241,319)	281,890	315,694
Future income tax expense (recovery)	(423,613)	(1,645,292)	203,104	159,173
Net income (loss)	(1,157,630)	(1,009,939)	742,413	711,076
Retained earnings (deficit), beginning of period	2,242,550	2,094,859	(31,337)	-
Retained earnings, end of period	$ 1,084,920	$ 1,084,920	$ 711,076	$ 711,076
Net income (loss) per share - basic and diluted	$ (0.06)	$ (0.05)	$ 0.06	$ 0.10

see accompanying notes to financial statements

Consolidated Statement of Cash Flows

(unaudited)

	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Cash flows from operating activities				
Net income (loss)	(1,157,630)	(1,009,939)	$ 742,413	$ 711,076
Items not affecting cash				
Depletion, depreciation and accretion	4,794,578	12,660,002	2,143,414	2,414,986
Stock-based compensation expense	256,981	694,760	136,413	151,240
Future income taxes (recovery)	(423,613)	(1,645,292)	203,104	159,173
Asset retirement expenditures	(37,943)	(60,713)	-	-
Funds flow from operations	3,432,373	10,638,818	3,225,344	3,436,475
Net change in non-cash working capital items	40,152	(54,881)	(495,891)	(736,629)
Net cash provided by operating activities	3,472,525	10,583,937	2,729,453	2,699,846
Cash flow from financing activities				
Issue of shares and warrants for cash, net of costs	-	-	(28,132)	7,859,220
Issue of shares for cash upon exercise of warrants	-	19,999	-	-
Increase in bank loan	7,000,000	28,000,000	-	-
Changes in non-cash working capital - financing iterr	-	-	(37,648)	-
Net cash used in financing activities	7,000,000	28,019,999	(65,780)	7,859,220
Cash flow from investing activities				
Acquisition of Espoir Exploration Corp.	-	(8,487,278)	-	-
Acquisition of oil and gas properties	-	-	-	(1,265,404)
Sale of oil and gas properties	-	2,031,222	-	-
Additions to property, plant and equipment	(11,884,194)	(32,017,805)	(2,204,072)	(2,230,393)
Changes in non-cash working capital - investing iterr	1,874,509	(4,552,362)	2,163,708	1,193,293
Net cash used in investing activities	(10,009,685)	(43,026,223)	(40,364)	(2,302,504)
Change in cash during the period	462,840	(4,422,287)	2,623,309	8,256,562
Cash - beginning of period	1,063,399	5,948,526	5,633,253	-
Cash - end of period	$ 1,526,239	$ 1,526,239	$ 8,256,562	$ 8,256,562
Supplemental information:				
Interest paid	$ 539,790	$ 1,125,430	$ -	$ -
Income taxes paid	$ -	$ 673,799	$ -	$ -

see accompanying notes to financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006 (unaudited)

1. **BASIS OF PRESENTATION**
Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated on April 12, 2005 and commenced operations on June 21, 2005. Accordingly, the comparative financial statements reflect operating results for the quarter ended September 30, 2005, and the 102 day period from June 21 to September 30, 2005.

2. **SIGNIFICANT ACCOUNTING POLICIES**
The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. The financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal period ended December 31, 2005, other than the consolidation of the Company's wholly owned subsidiary, Rockyview Oil & Gas Ltd. The disclosures provided below are incremental to those included with the annual financial statements. The interim consolidated financial statements should be read in conjunction with the annual financial statements and notes thereto in the Company's annual report for the period ended December 31, 2005.

Goodwill
Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value of the identifiable assets and liabilities of the acquired business. Net identifiable liabilities acquired include an estimate of future income taxes. In accordance with CICA Handbook Section 3062 ("HB 3062"), "Goodwill and Other Intangibles", goodwill is tested at least annually for impairment. Impairment is charged to income during the period in which it is deemed to have occurred.

The test for impairment is the comparison of the book value of net assets to the fair value of the Company. If the fair value of the Company is less than its book value, the impairment loss is measured by allocating the fair value of the Company to the identifiable assets and liabilities at their value. The excess of the Company's fair value over the identifiable net assets is the implied fair value of goodwill. If this amount is less than the book value of goodwill, the difference is the impairment amount and would be charged to income during the period.

3. **ACQUISITION OF ESPOIR EXPLORATION CORP.**
On January 11, 2006, Rockyview acquired the issued and outstanding shares of Espoir Exploration Corp. ("Espoir") and immediately changed its name to Rockyview Oil & Gas Ltd. The acquisition was accounted for using the purchase method of accounting and the purchase price allocation and consideration paid is as follows:

	$
Net assets acquired at assigned values	
Working capital deficiency	(3,729,629)
Property, plant and equipment	62,855,000
Undeveloped land and seismic	8,096,837
Goodwill	11,193,868
Debt assumed	(9,000,000)
Asset retirement obligation	(980,098)
Future income taxes	(13,885,821)
Net assets acquired	54,550,157
Consideration given	
Common shares issued (7,441,499 shares)	46,062,879
Cash	8,324,883
Acquisition costs	162,395
	54,550,157

4. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2006	December 31, 2005
Petroleum and natural gas properties and equipment	$ 154,129,112	$ 52,885,472
Accumulated depletion and depreciation	16,610,775	4,072,817
	137,518,337	48,812,655

During the third quarter, the Company capitalized $258,151 (2005 - $108,937) of general and administrative expenses related to development activities. As at September 30, 2006, the depletion calculation excluded unproved properties of $11.4 million (2005 -$6.7 million).

5. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending asset retirement obligation associated with the retirement of oil and gas properties:

	Three months ended Sept. 30, 2006	Nine months ended Sept. 30, 2006	Three months ended Sept. 30, 2005	Period ended Sept. 30, 2005
Balance, beginning of period	$ 2,173,846	$ 997,315	$ 810,478	$ -
Liabilities acquired	-	954,175	-	808,732
Liabilities incurred	165,225	331,144	7,127	7,127
Liabilities settled	(37,943)	(60,713)	-	-
Accretion expense	43,477	122,684	16,210	17,956
Balance, end of period	$ 2,344,605	$ 2,344,605	$ 833,815	$ 833,815

The total undiscounted amount of future cash flows required to settle the obligation at September 30, 2006 is $9,700,000.

6. SHARE CAPITAL

(a) Issued

Common shares:	Number	Amount
Balance - January 1, 2006	12,049,077	$ 48,797,413
Acquisition of Espoir	7,441,499	46,062,879
Issued on exercise of warrants	1,902	11,222
Balance - March 31, 2006	19,492,478	$ 94,871,514
Issued on exercise of warrants	1,900	11,210
Balance - June 30, 2006	19,494,378	94,882,724
Issued on exercise of warrants	-	-
Balance - September 30, 2006	19,494,378	94,882,724

Warrants:	Number	Amount
Balance - January 1, 2006	896,074	$ 573,487
Exercised	(1,902)	(1,217)
Balance - March 31, 2006	894,172	$ 572,270
Exercised	(1,900)	(1,216)
Balance - June 30, 2006	892,272	571,054
Exercised	-	-
Balance - September 30, 2006	892,272	571,054

Each whole Rockyview Warrant entitles the holder to acquire one Rockyview Share at an exercise price of $5.26 and expire February 20, 2008.

(b) Stock Options

The following table sets forth a reconciliation of stock option plan activity during the period:

Stock options:	Number	Weighted Average Price
Balance - January 1, 2006	907,502	$ 4.86
Granted	730,333	5.98
Balance - March 31, 2006	1,637,835	$ 5.34
Granted	227,000	$ 6.07
Cancelled	(90,000)	$ 5.98
Balance - June 30, 2006	1,774,835	$ 5.42
Granted	100,000	$ 3.90
Balance - end of period	1,874,835	$ 5.34
Exercisable - end of period	275,834	$ 4.74

(c) Stock-Based Compensation

The fair value of options granted was estimated based on the following assumptions:

Date of Grant	Number of Options Granted	Expected Volatility	Risk-Free Interest Rate	Expected Life (Years)	Fair Value of Options Granted
11-Jan-06	730,333	29.0%	3.86%	3	$ 1,073,590
10-Apr-06	85,000	31.7%	4.23%	3	136,850
01-May-06	70,000	32.0%	4.28%	3	119,000
01-Jun-06	72,000	33.0%	4.19%	3	117,360
14-Jul-06	100,000	37.2%	4.26%	3	118,000
	1,057,333				$ 1,564,800
Unrecognized compensation at January 1, 2006					1,381,710
					2,946,510
Stock-based compensation recognized in period					(694,760)
Amount for future recognition					$ 2,251,750

(d) Earnings per share

The following table summarizes the common shares used in calculating net income per share:

	Three months ended Sept. 30 2006	Nine months ended Sept. 30 2006	Three months ended Sept. 30 2005	Period ended Sept. 30 2005
Basic	19,494,378	19,193,020	12,068,699	7,086,852
Stock options	-	91,286	83,999	83,999
Warrants	-	285,307	-	-
Diluted	19,494,378	19,569,613	12,152,698	7,170,851

The exercise of stock options and warrants are anti-dilutive for the three month period ended September 30, 2006.

7. TAXES

As at September 30, 2006, the Company has tax pools of approximately $105.8 million that are available to shelter future taxable income.

8. BANK LOAN

At September 30, 2006, the Company had a $40.0 million revolving extendible credit facility with a Canadian chartered bank. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms. The borrowing base is subject to a semi-annual review by the bank. At October 31, 2006, the Company had drawn $38.5 million on its bank loan.

In addition, the Company's banker has provided an additional $6.0 million revolving credit facility on a short-term basis to finance the funding of Rockyview's capital commitments. This facility will only be utilized if the amount drawn on the main credit facility exceeds $40.0 million. There are no scheduled repayment terms on this facility, other than, should it be drawn upon, it must be repaid in full not later than March 31, 2007. This credit facility bears interest based on a sliding scale tied to the Company's debt-to-cash-flow, from a minimum of the bank's prime rate plus 0.575% to a maximum of the bank's prime rate plus 1.875%.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website www.rockyviewenergy.com.

Reader Advisory - Statements in this news release contain forward-looking information including expectations of future production. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

Investors are also cautioned that this news release contains the term reserve life index, which is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes that this measure is a useful supplemental measure of the length of time the reserves would be produced over at the rate used in the calculation. Investors are cautioned, however, that this measure should not be construed as an alternative to other terms such as net income determined in accordance with GAAP as a measure of performance. Rockyview's method of calculating this measure may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

FOR FURTHER INFORMATION PLEASE CONTACT:

Rockyview Energy Inc.
Steve Cloutier
President & C.E.O.
(403) 538-5000
(403) 538-5050 (FAX)

OR

Rockyview Energy Inc.
Alan MacDonald
Vice President, Finance & C.F.O.
(403) 538-5000
(403) 538-5050 (FAX)
Website: www.rockyviewenergy.com